

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2024

Aiden Lee Ping Wei
Chief Executive Officer
GRAPHJET TECHNOLOGY
Lot 3895, Lorong 6D, Kampung Baru Subang
Seksyen U6, 40150 Shah Alma
Selangor, Malaysia

>   **Re: GRAPHJET TECHNOLOGY**
>   **Registration Statement on Form S-1**
>   **Filed on October 3, 2024**
>   **File No. 333-282490**

Dear Aiden Lee Ping Wei:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing